CONSENT OF QUALIFIED PERSON

October 9, 2024

To: British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Government of Newfoundland and Labrador

Toronto Stock Exchange

NYSE American

Platinum Group Metals Ltd.

Dear Sirs and Mesdames:

Re: Platinum Group Metals Ltd. (the "Company")

1. I, Michael Murphy, am responsible for preparing parts of the technical report titled "Waterberg Definitive Feasibility Study Update, Bushveld Igneous Complex, Republic of South Africa" dated October 9, 2024 and with an effective date of August 31, 2024 (the "Technical Report") and do hereby consent to the public filing of the Technical Report.

2. I also consent to the use of extracts from, or a summary of, the Technical Report in the news releases of the Company dated September 16, 2024 and October 9, 2024 (the "News Releases") and the material change report of the Company dated September 18, 2024 (the "Material Change Report") and any publication or use thereof by the Company for regulatory purposes.

3. I confirm that I have read the News Releases and the Material Change Report and that the News Releases and Material Change Report fairly and accurately represent the information in the parts of the Technical Report that I am responsible for.

/s/ Michael Murphy

Michael Murphy, P. Eng.

Project Manager
STANTEC CONSULTING INTERNATIONAL LTD.